Exhibit A.IV – Information of the Candidates to the position of Member of the Company's Fiscal Council

(as items 7.3 to 7.6 of Exhibit C to CVM Resolution 80/22)

7.3 - In relation to each of the members of the issuer’s fiscal council, indicate in the table below:

Name	Date of Birth	Management body	Date elected	Term of office	Start date of the first term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling shareholder
José Ronaldo Vilela Rezende	June 7, 1962	Fiscal Council	04/30/2026	Until the 2027 AGM	04/29/2016
501.889.846-15	Accountant	Fiscal Council (effective member) / elected by the controlling shareholder	05/04/2026 (estimate)	Yes
Elidie Palma Bifano	May 16,1947	Fiscal Council	04/30/2026	Until the 2027 AGM	04/29/2019
395.907.558-87	Lawyer	Fiscal Council (effective member) / elected by the controlling shareholder	05/04/2026 (estimate)	Yes
Luiz Alfredo Vieira Sales	March 17, 1966	Fiscal Council	04/30/2026	Until the 2027 AGM	05/04/2026
238.175.422-91	Technology Specialist	Fiscal Council (alternate member) / elected by the controlling shareholder	05/04/2026 (estimate)	Yes
Eduardo Rogatto Luque	July 6, 1969	Fiscal Council	04/30/2026	Until the 2027 AGM	04/24/2020
142.773.658-84	Accountant	Fiscal Council (alternate member) / elected by the controlling shareholder	05/04/2026 (estimate)	Yes
Fabio de Oliveira Moser	December 26, 1976	Fiscal Council	04/30/2026	Until the 2027 AGM	05/03/2023
777.109.677-87	Administrator	Fiscal Council (effective member) / elected by the minority shareholders	05/04/2026 (estimate)	No
Nilson Martiniano Moreira	July 26, 1968	Fiscal Council	04/30/2027	Until the 2027 AGM	05/03/2023
583.491.386-53	Administrator	Fiscal Council (alternate member) / elected by the minority shareholders	05/04/2026(estimate)	No
Aristóteles Nogueira Filho	August 12, 1985	Fiscal Council	04/30/2026	Until the 2027 AGM	05/04/2026
109.345.067-36	Engineer	Fiscal Council (effective member) / elected by the minority shareholders	05/04/2026 (estimate)	No
Vasco de Freitas Barcellos Neto	June 21, 1967	Fiscal Council	04/30/2026	Until the 2027 AGM	05/04/2026
010.226.297-78	Accountant	Fiscal Council (alternate member) / elected by the minority shareholders	05/04/2026 (estimate)	No

Professional experience / Autonomy Criteria / Declaration of any convictions (type of conviction and description of the conviction)

José Ronaldo Vilela Rezende – 501.889.846-15

Mr. Rezende holds the position of effective member of the Company’s Fiscal Council and is the current President of the body. Over the past five years, he held the following positions during the indicated periods at the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; and (ii) member of the audit committee of Diagnósticos da America S.A. – DASA. In addition, he acted as risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, which main activities are auditing services; leader of the Agribusiness Industry at PricewaterhouseCoopers in Brazil (2006 to 2014) and in the Americas (2009 to 2014); and was the partner responsible at PricewaterhouseCoopers Brazil for delivering Risk Assurance Services (RAS) (relating to auditing processes and systems). Mr. Rezende is a certified fiscal council member by the Brazilian Institute of Governance (IBGC). Mr. José Ronaldo Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity. He is not a politically exposed person under the current legislation.

Elidie Palma Bifano - 395.907.558 - 87

Mrs. Bifano holds the position of effective member of the Company’s Fiscal Council. Over the past five years, she held the following positions with the following companies: (i) partner at Mariz de Oliveira and Siqueira Campos Law Firm; (ii) Professor of the Professional Master's Course at the São Paulo Law School of Fundação Getúlio Vargas - FGV, in the course Business Structuring; and (iii) Professor of the strictu sensu post-graduation courses of IBDT, IBET, CEU, COGEAE/ PUC. In addition, she was a member of Banco Santander (Brasil) S.A.’s Audit Committee from 2012 to 2018 and audit partner of the tax consultancy area at PricewaterhouseCoopers from 1974 to 2012. Mrs. Elidie Palma Bifano has declared that, for all legal purposes, she has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. She is not a politically exposed person under the current legislation.

Luiz Alfredo Vieira Sales - 238.175.422-91

Mr. Sales holds the position of alternate member of the Company’s Fiscal Council. He is a businessman with over 35 years of experience in Technology. For the past eight years, he has served as a Partner at Ernst & Young (EY), focusing on technology strategy and governance, cyber risks, ERP environments, information integrity, and the technological impact on business controls and processes. Previously, he has served for 21 years as an Executive Director and Technology Consulting Specialist at PricewaterhouseCoopers (PwC), having started his career in IT in the financial sector. He holds an MBA in Information Technology from the University of São Paulo (USP) and a bachelor's degree in Mathematics from the Federal University of Rondônia (UNIR). He completed executive training in Fiscal Councils at IBGC and in Boards of Directors at Fundação Dom Cabral (FDC). He complemented his training with majoring in Agribusiness from Insper and Project Management Professional (PMP) certification from the Project Management Institute (PMI). He is a member of the IBGC Dialoga discussion group on Information Technology. Mr. Luiz Alfredo Vieira Sales has declared, for all legal purposes, that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. He is not a politically exposed person under the current legislation.

Eduardo Rogatto Luque - 142.773.658-84

Mr. Luque holds the position of alternate member of the Company’s Fiscal Council. Over the past five years, he has held the following positions in the following companies/institutions: (i) managing partner and member of the Executive Committee of the Irko Group since 2017; (ii) member of the Audit Committee of Focus Energia S.A.; (iii) president of the Fiscal Council of Qualicorp S.A., Natura&Co and Fundação Antonio e Helena Zerrenner (FAHZ); (iv) member of the Fiscal Council of Itaúsa S.A.; (v) member of the Board of Directors and president of the Audit Committee of Cantu Store S.A.; (vi) member of the Audit Committee of Porto Seguro S.A.; (vii) Vice-President of ABRAPSA - Brazilian Association of Administrative Service Providers; (viii) member of the Institute of Independent Auditors of Brazil (IBRACON), American Institute of Certified Public Accountants (AICPA), Brazilian Institute of Governance (IBGC) and the Brazilian Accounting Institutes (CRC and CFC); (ix) partner at PricewaterhouseCoopers from 2004 to 2016, a company he worked for 27 years, with a 3 year exchange program in the US), with major experience serving important companies including in processes of Initial Public Offerings (IPO) at CVM and SEC. Mr. Eduardo Rogatto Luque has declared, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. He is not a politically exposed person under the current legislation.

Fabio de Oliveira Moser - 777.109.677-87

Mr. Moser holds the position of effective member of the Company’s Fiscal Council. In the past five years, he has been a partner at Moser Consultoria. Over the years, he has also held positions as (i) director and senior adviser at RK Partners (2015 and 2018); (ii) CEO of Fator Administração de Recurso (FAR) from 2013 to 2015; (iii) head of investment banking at Banco Fator from 2011 to 2013; (iv) member of the Board of Directors of Oi S.A., Telemar Participações, Centrais Elétricas de Santa Catarina (CELESC), iG – Internet Group and Brasil Telecom Participações; (v) coordinator of (a) the Institutional Investors Commission (IBGC) from 2010 to 2012, and (b) the Technical Commission of Investments of ABRAPP from 2008 to 2010; and (vi) Chief Investment Officer of Banco do Brasil’s Employees’ Pension Fund - Previ between 2008 and 2010. Mr. Moser was elected by the minority shareholders. Mr. Fabio de Oliveira Moser has declared, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty in an administrative proceeding before the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. In 2020, CVM applied to Mr. Moser – as member of Inncorp S.A. Board of Directors – a pecuniary fine for non-compliance with article 142, IV and article 132 of Law No. 6,404/76. He is not a politically exposed person under the current legislation.

Nilson Martiniano Moreira - 583.491.386-53

Mr. Moreira holds the position of alternate member of the Company’s Fiscal Council. In the past 5 years, he has held the following positions in the following companies/institutions: (i) risks, compliance and legal director at Caetano Gestão de Contas e Pagamentos in 2021; (ii) many different officers at Banco do Brasil from 2006 and 2018, the last one being supply, infrastructure and assets director; (iii) member of the Audit Committee of Banco Votorantim from 2020 to 2021; (iv) member of the Audit Committee of BrasilSeg from 2019 and 2020; (v) member of the Audit Committee of BrsilCap from 2018 and 2020; and (vi) member of the Fiscal Council of Elopar from 2018 and 2019. Mr. Moreira was elected by the minority shareholders. Mr. Moreira has declared, for all legal purposes, that he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. He is not a politically exposed person under the current legislation.

Aristóteles Nogueira Filho – 109.345.067-36

In the past five (5) years, Mr. Aristóteles Nogueira Filho has held the following positions at the following companies: (i) member of the Fiscal Council of Vale S.A. since April 2025; (ii) member of the Fiscal Council of B3 S.A. – Brasil, Bolsa, Balcão since April 2025; (iii) member of the Fiscal Council of MRV&Co. since April 2025; (iv) member of the Fiscal Council of Companhia de Saneamento Básico do Estado de São Paulo – SABESP since October 2024; (v) Vice President II at XP Inc. from November 2019 to June 2022; and (vi) Equity Manager at Truxt Investimentos from September 2017 to July 2019. Mr. Aristóteles Nogueira Filho holds a degree in Engineering from the Universidade Estadual de Campinas (UNICAMP) and a postgraduate specialization in Mechatronics Engineering from the École Nationale Supérieure d'Arts et Métiers (ENSAM). He holds several certifications, including CFA, CGA, CPA-20 and CNPI, and has completed courses in Applied Business Analytics (MIT), Corporate Law (Fundação Getulio Vargas), Board Member Development (Fundação Dom Cabral), and Strategic Negotiation (Insper).

Mr. Aristóteles Nogueira Filho was elected by the minority shareholders. Mr. Aristóteles Nogueira Filho has declared, for all legal purposes, that he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. He is not a politically exposed person under the current legislation.

Vasco de Freitas Barcellos Neto - 010.226.297-78

In the past five (5) years, Mr. Vasco de Freitas Barcellos Neto has held the following positions at the following companies: (i) alternate member of the Fiscal Council of Petróleo Brasileiro S.A. Petrobras, since April 2025; (ii) alternate member of the Fiscal Council of Rumo Logística S.A., from April 2023 to April 2025; (iii) Advisory CFO of Globalthings Tecnologia Ltda., from October 2022 to May 2024; and (iv) Advisory CFO of Gocil Serviços de Vigilância e Segurança Ltda., from December 2020 to November 2021. Mr. Vasco de Freitas Barcellos Neto holds a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) and a degree in Accounting Sciences from Universidade Paulista (UNIP), as well as a Master’s degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio). He holds the following certifications: (i) Fiscal Councilor Certification from IBMEC; (ii) Executive STC from Fundação Dom Cabral in partnership with Kellogg School of Management; and (iii) Advanced Management Program from Instituto de Estudios Superiores de la Empresa (IESE) .Mr. Vasco de Freitas Barcellos Neto was elected by the minority shareholders. Mr. Vasco de Freitas Barcellos Neto has declared, for all legal purposes, that he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. He is not a politically exposed person under the current legislation.

7.4 - Provide information mentioned in item 7.3 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

7.5 - Inform the existence of any marital, 'stable union' or kinship relationship up to the 2nd degree between: a. members of issuer’s management; b. (i) members of issuer’s management and (ii) issuer’s members of direct or indirect subsidiaries’ management; c. (i) members of issuer’s management or its directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controlling shareholders; d. (i) members of issuer’s management and (ii) issuer’s members of direct and indirect parent companies’ management

a)                members of Company's Management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Fiscal Council and Company’s management.

b)        members of Company's management and of its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and managers of the Company's directly or indirectly held subsidiaries.

c)                members of Company's management or of its directly or indirectly held subsidiaries and its direct or indirect controlling shareholders:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the Company's direct or indirect controlling shareholders.

d)                members of Company's management and of its direct and indirect parent companies:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the management of the Company's direct and indirect parent companies.

7.6 - Inform about relationships of subordination, rendering of services or control maintained, in the last 3 fiscal years, between the issuer’s management and a. company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital; b. issuer’s direct or indirect controlling shareholder; and c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies, or subsidiaries of any of these persons

a)                company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital:

Not applicable, since there are no relations of subordination, rendering of services or control maintained between those nominated for the positions as member of the Fiscal Council and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital, in the last three fiscal years.

b)                Company’s direct or indirect controlling shareholder:

Not applicable, since there are no relations of subordination between the Company’s direct or indirect controlling shareholder and those nominated for the positions as member of the Company’s Fiscal Council, company directly or indirectly controlled by the Company, in the last three fiscal years.

c)                if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons:

Not applicable, since there are no relevant relationships between any supplier, client, debtor or creditor with the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons, in the last three fiscal years.

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